Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-127667 on Form S-8 of our reports dated March 9, 2007, relating to the consolidated financial statements of Heartland Payment Systems, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s change in method of determining which items are treated as cash and cash equivalents, and adoption of Statement of Financial Accounting Standard (SFAS) No. 123(R) Share-Based Payment on January 1, 2006) and management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Heartland Payment Systems, Inc. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Princeton, New Jersey

March 9, 2007